


20160001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2016

Sabastian V. Niles
Wachtell, Lipton, Rosen & Katz
svniles@wlrk.com

Re: AbbVie Inc.
Incoming letter dated December 15, 2016

Dear Mr. Niles:

This is in response to your letter dated December 15, 2016 concerning the shareholder proposal submitted to AbbVie by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 16, 2016 and December 18, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDM M-07-16

December 22, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AbbVie Inc.
Incoming letter dated December 15, 2016

The proposal requests that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that AbbVie may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that AbbVie will provide shareholders at its 2017 annual meeting with an opportunity to approve amendments to its certificate of incorporation and bylaws to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if AbbVie omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AbbVie relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

December 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AbbVie Inc (ABBV)
Elect Each Director Annually
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 15, 2016 no-action request.

The company does not contest that the 3 directors on the 2016 company ballot were running for 3-year terms and that the 3-year terms were omitted from the ballot. The company does not discus its 2016 ballot in regard to the new 2016 rules for ballots.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Laura J. Schumacher <Laura.Schumacher@abbvie.com>



ABBVIE INC.
1 NORTH WAUKEGAN ROAD
NORTH CHICAGO, IL 60064

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on Tuesday, May 3, 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on Tuesday, May 3, 2016. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M99458-P71740 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ABBVIE INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Class I Directors	☐	☐	☐

Nominees:

01) William H.L. Burnside
02) Brett J. Hart
03) Edward J. Rapp

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Ratification of Ernst & Young LLP as AbbVie's independent registered public accounting firm for 2016	☐	☐	☐
3. Say on Pay - an advisory vote on the approval of executive compensation	☐	☐	☐
4. Approval of a management proposal regarding the annual election of directors	☐	☐	☐
5. Approval of the material terms of performance goals under the AbbVie Performance Incentive Plan	☐	☐	☐

The Board of Directors recommends you vote AGAINST the stockholder proposals:

	For	Against	Abstain
6. Stockholder Proposal - Drug Disposal Report	☐	☐	☐
7. Stockholder Proposal - Lobbying Report	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

December 16, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AbbVie Inc (ABBV)
Elect Each Director Annually
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 15, 2016 no-action request.

The company fails to disclose any extra steps it will use to "take the steps necessary" to reorganize the board into one class – given the historical failure of companies to obtain 80% shareholder votes on company proposal topics that originated as rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Laura J. Schumacher <Laura.Schumacher@abbvie.com>

[ABBV: Rule 14a-8 Proposal, November 14, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and many investors are in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, adopted this proposal topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make our directors more accountable, and thereby contribute to improved performance and increased company value.

Our company may also be in violation of proxy rules because our ballots do not disclose that a yes vote means that our directors will be untouchable for 3-years.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

[The above line is for publication.]

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

December 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: AbbVie Inc. – Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of AbbVie Inc. (the "Company") to confirm to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Kenneth Steiner (the "Proponent"), which are further described below and attached as Exhibit A hereto.

For the reasons outlined below, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2017 Proxy Materials.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), this letter is being filed with the Commission no later than 80 calendar days before the Company intends to file the definitive 2017 Proxy Materials with the Commission, and we are contemporaneously sending a copy of this letter and its attachments to the Proponent and his designated agent, John Chevedden (the "Agent").

SUMMARY OF THE PROPOSAL

The Proposal asks that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year," and provides that "although our company can adopt this proposal topic in one-year and many investors are in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years." The Proposal additionally states: "Our company may also be in violation of proxy rules because our ballots do not disclose that a yes vote means that our directors will be untouchable for 3-years." A full copy of the Proposal is attached to this letter as **Exhibit A** hereto. In addition, pursuant to Staff Legal Bulletin No. 14C (June 28, 2005), relevant correspondence exchanged with the Proponent is attached as **Exhibit B** hereto.

BASES FOR EXCLUSION

The Company believes that the Proposal may be excluded from the 2017 Proxy Materials on the bases set forth below:

(i) Rule 14a-8(i)(10): the Company has already substantially implemented the Proposal; and

(ii) Rule 14a-8(i)(3): the Proposal and/or supporting statement contains false or misleading statements in violation of Rule 14a-9 under the Exchange Act.

Currently, the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for a classified board of directors divided into three classes, with each class of directors elected for a three-year term. After considering the advantages and disadvantages of declassification, including through an open dialogue with the Company's shareholders, the Company's board of directors (the "Board") has determined to recommend to the Company's shareholders at the 2017 Annual Meeting of Shareholders that the Certificate of Incorporation and the Company's Amended and Restated By-Laws (the "By-Laws") be amended to declassify the Board. We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

Additionally, the Proposal's supporting statement that the Company "may also be in violation of proxy rules because our ballots do not disclose that a yes vote means that our directors will be untouchable for 3-years" is materially false and misleading. We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented" the proposal. The Staff has stated that the purpose of the predecessor provision to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Exchange Act Release No. 12598* (July 7, 1976). The Commission later stated that a formalistic application of the rule requiring full implementation "defeated [the rule's] purpose", and then adopted a revised interpretation to the rule to permit the omission of proposals that had been "*substantially* implemented." (emphasis added) *Exchange Act Release No. 20091* (Aug. 16, 1983) and *Exchange Act Release No. 40018*, at n.30 (May 21, 1998).

In determining whether the shareholder proposal has been "substantially implemented," the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). When a company has satisfied the proposal's essential objectives, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded under Rule 14a-8(i)(10). *NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 11, 2013, recon. avail. Mar. 1, 2013); *Exelon, Inc.* (avail. Feb. 26, 2010); *Hewlett-Packard Co.* (avail. Dec. 11, 2007).

Directly related to the facts at hand, the Staff has consistently concurred that a board action submitting a declassification amendment for shareholder approval substantially implements a shareholder declassification proposal, and therefore, the shareholder proposal may be excluded from proxy materials in accordance Rule 14a-8(i)(10). *See, e.g.*, *Ryder System, Inc.* (avail. Feb. 11, 2015); *LaSalle Hotel Properties* (avail. Feb. 27, 2014); *Dun & Bradstreet Corp.* (avail. Feb. 4, 2011); *Baxter International Inc.* (avail. Feb. 3, 2011); *Visteon Corp.* (avail. Feb. 15, 2007); *Northrop Grumman Corp.* (avail. Mar. 22, 2005) (concurring in each case with the exclusion of a shareholder declassification proposal where the board directed the submission of a declassification amendment for shareholder approval). The Staff has also concurred in the exclusion of shareholder declassification proposals pursuant to Rule 14a-8(i)(10) even where the company's proposal would implement declassification of the board over a different time period than requested by the shareholder proposal. *Textron Inc.* (avail. Jan. 21, 2010); *Del Monte Foods Co.* (avail. June 3, 2009).

B. The Company's Proposal Substantially Implements the Proposal

At the 2017 Annual Meeting of Shareholders, the Board will recommend to the Company's shareholders that they approve an amendment to the Certificate of Incorporation to declassify the Board (the "Amendment"), which is precisely what the proposal seeks to accomplish. If approved by the Company's shareholders as required by Delaware Law, the Amendment would eliminate the classification of the Board over a three-year period beginning at the 2018 Annual Meeting of Shareholders. Directors would be elected to one-year terms following the expiration of the directors' existing terms, resulting in all directors being elected annually beginning at the 2020 Annual Meeting of Shareholders.

In accordance with the Certificate of Incorporation, to be approved, the Amendment will require the affirmative vote of shares representing not less than 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. If approved by shareholders, the Amendment would become effective upon filing a Certificate of Amendment with the Secretary of State of the State of Delaware, which the Company would file promptly following the 2017 Annual Meeting of Shareholders. If shareholders approve the Amendment, the Board will also make certain conforming changes to the By-Laws.

The Proposal requests that the Company "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year." The Proposal also expressly allows "the option to phase it in over 3-years." The essential objective of the Proposal is to require the Company's directors to be elected annually to one-year terms.

The Company will "take the steps necessary" to accomplish **exactly** what the Proposal requests by recommending the Amendment for shareholder approval. The Amendment would have the same effect as the Proposal—it would implement declassification of the Board over the same three-year period proposed by the Proposal.

Therefore, the Board's determination to submit the Amendment for shareholder approval substantially implements the Proposal's objective and, as such, pursuant to Rule 14a-8(i)(10), we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Violates the Proxy Rules

A. Rule 14a-8(i)(3) Background

Rule 14a-8(i)(3) under the Exchange Act permits a company to exclude statements contained in a shareholder proposal if such statements are contrary to the Commission's proxy rules, including

Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy solicitation materials: "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading." Staff Legal Bulletin No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) allows a company to exclude a proposal or supporting statement if the company "demonstrates objectively that a factual statement is materially false or misleading."

The Staff has consistently concurred in the exclusion of proposals that include factual statements that are materially false or misleading and relate to the subject matter of a proposal. *See Ferro Corp.* (avail. Mar. 17, 2015) (concurring in the exclusion of a proposal requesting that an Ohio company reincorporate in Delaware where the proposal included supporting statements misstating Ohio law); *AT&T Inc.* (avail. Feb. 2, 2009) (concurring in the exclusion of a proposal requesting an adoption of a bylaw to implement a lead director where the proposal included a supporting statement misstating the independence standard of the Council of Institutional Investors).

B. The Proposal Is Materially False and Misleading in Violation of Rule 14a-9

The Proposal is materially false and misleading, and therefore excludable, because it incorrectly asserts in its supporting statements that "[o]ur company may also be in violation of proxy rules because our ballots do not disclose that a yes vote means that our directors will be untouchable for 3-years."

This factual statement is false and misleading. The Company is not in violation of proxy rules because a yes vote on a director election ballot does not mean that the director will be untouchable for three years. In accordance with Delaware law and as expressly stated in the Certificate of Incorporation and By-Laws, any of the Company's directors, or the entire Board, may be removed from office, at any time, for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. To assert that the Company's directors are "untouchable" is a misleading and objectively false factual statement when holders of a majority of shares can remove any director at any time for cause. Further, it is also objectively false to say that the Company "may be in violation of proxy rules." Pursuant to proxy rules, the Company clearly discloses, and for so long as the Board is classified will continue to disclose, in its proxy materials that the Board consists of three classes and that directors of one class are elected each year for a term of three years with clear disclosure of when the term of each class expires.

In addition, the objectively false statement in the Proposal is material to shareholders deciding how to vote on the Proposal's merits. The false and misleading factual statement that the Company's directors are "untouchable" for three years addresses the Proposal's fundamental premise—that the Company should declassify its board and instead elect each director every year for a one-year term. Whether the Company's current director election methods and ballots comply with proxy rules is directly relevant and material to shareholders' consideration of adopting a proposal to change that electoral process. Further, a shareholder's belief that current directors are allegedly "untouchable" for three years would influence that shareholder's decision of whether to change the length of each director's term. Thus, the Proposal is contrary to the Commission's proxy rules because it is materially false and misleading in violation of Rule 14a-9 and, as such, pursuant to Rule 14a-8(i)(3), we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials.

CONCLUSION

For the foregoing reasons, we are of the view that the Proposal has already been substantially implemented by the Company. Additionally, we believe that the Proposal is materially false and misleading in violation of the Proxy rules. As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on 14a-8(i)(10) and 14a-8(i)(3).

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Sabastian V. Niles, at 212-403-1366 or SVNiles@wlrk.com.

Very truly yours,



Sabastian V. Niles

cc: Kenneth Steiner

John Chevedden (as agent for Kenneth Steiner)

Laura J. Schumacher, Executive Vice President, External Affairs, General Counsel and Corporate Secretary, AbbVie Inc.

Jennifer M. Lagunas, Division Counsel, Securities & Governance and Assistant Secretary, AbbVie Inc.

Enclosures

Exhibit A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Laura J. Schumacher
Secretary
AbbVie Inc. (ABBV)
1 North Waukegan Road
North Chicago, IL 60064
PH: [Telephone Number Redacted]

Dear Ms. Schumacher,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH [Telephone Number Redacted] ***FISMA & OMB Memorandum M-07-16*** at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-24-16
Date

[ABBV: Rule 14a-8 Proposal, November 14, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and many investors are in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, adopted this proposal topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make our directors more accountable, and thereby contribute to improved performance and increased company value.

Our company may also be in violation of proxy rules because our ballots do not disclose that a yes vote means that our directors will be untouchable for 3-years.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Exhibit B



November 17, 2016

VIA OVERNIGHT DELIVERY

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for the AbbVie Inc. 2017 Annual Meeting

Dear Mr. Chevedden:

On November 16, 2016, AbbVie Inc. ("AbbVie") received a shareholder proposal submitted by Kenneth Steiner for consideration at AbbVie's 2017 Annual Meeting of Shareholders regarding a proposal to elect directors annually (the "Proposal") for inclusion in the Company's proxy statement for the 2017 annual meeting of stockholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder is eligible to submit a proposal if it meets certain ownership criteria. Specifically, each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted.

Based on AbbVie's stock records, you are not a shareholder of record of AbbVie and, accordingly, are not eligible to submit the Proposal without evidence that you satisfy the ownership requirement or are explicitly authorized to act on behalf of shareholders that have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to AbbVie. Furthermore, AbbVie's stock records do not indicate that Kenneth Steiner is a record owner of a sufficient number of shares to satisfy the ownership requirement. To date, we have not received evidence that Kenneth Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to AbbVie (October 24, 2016).

Laura J. Schumacher
Executive Vice President,
External Affairs, General
Counsel and Corporate
Secretary

AbbVie Inc.
1 North Waukegan Rd
North Chicago, IL 60064
[Telephone Number and Email Redacted]



To remedy these defects, you must submit sufficient proof of ownership of AbbVie shares by Kenneth Steiner as detailed in SEC Rule 14a-8(b).

To be eligible for inclusion in the proxy materials for AbbVie's 2017 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter.

Sincerely,



Laura J. Schumacher

cc: Mr. Kenneth Steiner

FISMA & OMB Memorandum M-07-16

From: Lagunas, Jennifer M
Sent: Monday, November 21, 2016 12:18 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Proposal at AbbVie Inc.

Dear Mr. Chevedden,
Please let me know if there is a convenient time for you tomorrow to discuss your proposal to elect each director annually. I look forward to connecting.

Best regards,
Jennifer

JENNIFER M. LAGUNAS
Division Counsel
Securities & Governance and
Assistant Secretary


abbvie

1 North Waukegan Road
North Chicago, Illinois 60064
[*Building Number Redacted*]
OFFICE [*Telephone Number Redacted*]
FAX [*Fax Number Redacted*]
EMAIL [*Email Redacted*]

From: Lagunas, Jennifer M [*Email Redacted*]
Sent: Monday, November 21, 2016 6:13 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (ABBV)

Thank you Mr. Chevedden. I will call you at [*Telephone Number Redacted*] at Noon PT tomorrow.
Have a good evening.
Best regards,
Jennifer

JENNIFER M. LAGUNAS
Division Counsel
Securities & Governance and
Assistant Secretary



1 North Waukegan Road
North Chicago, Illinois 60064
[*Building Number Redacted*]
OFFICE [*Telephone Number Redacted*]
FAX [*Fax Number Redacted*]
EMAIL [*Email Redacted*]

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 21, 2016 5:08 PM
To: Lagunas, Jennifer M
Subject: Rule 14a-8 Proposal (ABBV)

Dear Ms. Lagunas,
Noon PT on Tuesday would be good.
Sincerely,
John Chevedden
[*Telephone Number Redacted*]
cc: Kenneth Steiner



November 23, 2016

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in [*Account Number Redacted*]

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2015.

1. Textron Inc. (TXT)
2. General Electric Co. (GE)
3. Abbvie Inc. (ABBV)
4. Abbotts Labs (ABT)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.